UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 12, 2021

UNION ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39089	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1425 Brickell Ave., #57B
Miami, FL	33131
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 981-0630

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one ordinary share and one redeemable warrant	LATNU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	LATN	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for ordinary shares at an exercise price of $11.50 per share	LATNW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

On April 12, 2021 Union Acquisition Corp. II (the “Registrant” or the “Company”) reaffirmed their intention to support the special resolution (“Extension Amendment Proposal”) to amend the Company’s amended and restated memorandum and articles of association to extend the date by which the Company must consummate a business combination from April 22, 2021 to October 22, 2021 (the “Extension” and such later date, the “Extended Date”). The Extension Amendment Proposal will be voted on by shareholders at the upcoming Extraordinary General Meeting on April 16, 2021 (the “Extraordinary General Meeting”) and is described in further detail in the Proxy Statement dated March 15, 2021 previously filed by the Company (the “Proxy Statement”). If the Extension is approved at the Extraordinary General Meeting, public shareholders may elect to redeem their ordinary shares of the Company (the “Shares”) for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account (which interest shall be net of taxes payable), divided by the number of then outstanding Shares (the “Election”). In order to support this special resolution the Company has agreed that if the Extension is approved the Company will deposit a Contribution (as defined below) into the trust account.

The Company has agreed that if the Extension is approved, the Company will deposit a maximum total of $0.12 into the trust account for each of the Shares that are not redeemed in connection with the Extraordinary General Meeting (the “Contribution”). The terms of the Contribution are that each month of the Extension a deposit in an amount equal to $0.02 will be made into the trust account until completion of the business combination. The first payment into the trust account will occur on April 22, 2021 and will recur for each month that is needed by the Company to complete an initial business combination during the Extension. The per-share pro rata portion of the trust account on the March 10, 2021 record date for the Extraordinary General Meeting was approximately $10.07. If the Extension is approved and the Company needs the full six months to complete its initial business combination and the maximum total of the Contribution is made, the redemption amount per share at the meeting for such business combination or the Company’s subsequent liquidation would be approximately $10.19.

On March 31, 2021 the Company announced the entry into a Business Combination Agreement (the “Business Combination Agreement”) by and among the Company, Crynssen Pharma Group Limited, Procaps Group, S.A. (“Holdco”), and OZLEM Limited. The parties anticipate closing the business combination in the third quarter of 2021.

Additional information and Where to Find It

The Company has filed with the SEC a Proxy Statement in connection with the Extension and, on or about March 19, 2021, mailed the Proxy Statement and other relevant documents to the Company’s shareholders as of the March 10, 2021 record date for the Extraordinary General Meeting. The Company’s shareholders and other interested persons are advised to read the Proxy Statement and any other relevant documents that have been filed or will be filed with the SEC in connection with the Company’s solicitation of proxies for the Extraordinary General Meeting because these documents will contain important information about the Company, the Extension and other related matters. Shareholders may obtain a free copy of the definitive proxy statement, as well as other relevant documents that have been or will be filed with the SEC, without charge, at the SEC’s website located at www.sec.org or by directing a request to Innisfree M&A Incorporated, the Company’s proxy solicitation agent, at (877) 750-5836 (banks and brokers can call collect at (212) 750-5833).

In connection with the transactions contemplated by the Business Combination Agreement and the related transaction documents (collectively, the “Transactions”), Holdco is expected to file a registration statement on Form F-4 with the SEC that will include a proxy statement of the Company that will also constitute a prospectus of Holdco. Each of the Company and Holdco urge investors, shareholders and other interested persons to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Transactions, as these materials will contain important information about Holdco, the Company, Crynssen Pharma Group Limited and the Transactions. Such persons can also read the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, for a description of the security holdings of the Company’s officers and directors and their respective interests as security holders in the consummation of the Transactions. When available, the definitive proxy statement/prospectus will be mailed to the Company’s shareholders. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Union Acquisition Corp. II, 1425 Brickell Ave., #57B, Miami, FL 33131 or Procaps Group, S.A., 9 rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.

Participants in Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitations of proxies from the Company’s shareholders in respect of the Extension and the other matters set forth in the Proxy Statement. Information regarding the Company’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Proxy Statement, which has been filed with the SEC.

Forward Looking Statements

This Current Report on Form 8-K may include forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this Current Report on Form 8-K that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements and are identified with, but not limited to, words such as “may,” “believe” and “expect.” These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Actual results may differ materially from those expressed herein due to many factors such as, but not limited to, the ability of the Company to obtain shareholder approval for the Extension and related matters, the ability of the Company to make the Contribution, the ability of the Company to consummate an initial business combination, and the risks identified in the Company’s prior and future filings with the SEC (available at www.sec.gov), including the Company’s Proxy Statement filed in connection with the Extension and the Company’s Annual Report on Form10-K for the fiscal year ended September 30, 2020. These statements speak only as of the date they are made and the Company undertakes no obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this Current Report on Form 8-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Union Acquisition Corp. II
Dated: April 12, 2021
	By:	/s/ Kyle P. Bransfield
	Name:	Kyle P. Bransfield
	Title:	Chief Executive Officer

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